UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-23248

CUSIP Number 82661L101

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: October 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SIGMATRON INTERNATIONAL, INC.

Full Name of Registrant

Former Name if Applicable

2201 Landmeier Road

Address of Principal Executive Office (Street and Number)

Elk Grove Village, Illinois 60007

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The quarterly report of SigmaTron International, Inc. (the “Company”) on Form 10-Q for the quarter ended October 31, 2024 (the "Report"), could not be filed within the prescribed time period because the Company is finalizing the accounting treatment surrounding debt modification and related lender warrant issuance. The Company expects to be able to file the Report within the five-day period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Frank Cesario	847	956-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ANNEX A

The Company estimates that its results from operations for fiscal quarter ended October 31, 2024, will reflect the following changes as compared to the fiscal quarter ended October 31, 2023: For the fiscal quarter ended October 31, 2024, the Company expects to report a decrease in revenues of approximately $24 million, to $75 million, as compared to $99 million for fiscal quarter ended October 31, 2023.

These figures represent the Company’s preliminary estimates of certain financial results for the fiscal quarter ended October 31, 2024, based on currently available information. The Company has not yet finalized its consolidated financial statement results for this period. The Company’s actual results remain subject to the completion of its quarter-end closing process, which includes final review by management and the Company’s board of directors, including the Company's audit committee of the board of directors. While carrying out such procedures, the Company may identify items that require it to make adjustments to the preliminary estimates of its results set forth herein. As a result, the Company’s actual results could be different from those set forth herein and the differences could be material.

The preliminary estimates of the Company’s results included herein have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent registered public accounting firm,  BDO USA, P.C., has not audited, reviewed or compiled such preliminary estimates of the Company’s results. Accordingly, BDO USA, P.C. expresses no opinion or any other form of assurance with respect thereto.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to its financial statements and results of operations to be included in the Report once filed.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations and estimates include, among other things, the timing for finalizing and completing the Company’s quarter-end closing procedures; the discovery of additional information relevant to the internal review; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by and the conclusions of, the Company’s independent registered public accounting firm regarding the internal review and the Company’s financial statements; the discovery of items requiring adjustments to the preliminary estimates of the Company's results; the possibility that errors may be identified; and the risk that the completion and filing of the Report will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

SigmaTron International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 13, 2024	By:	/s/ Frank Cesario
Frank Cesario
Chief Financial Officer